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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO 3)*

Obalon Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67424L100

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

Cusip No. 67424L100	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS InterWest Partners X, LP I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 3,552,239
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,552,239
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Based upon 23,280,439 shares of the Issuer’s Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018.

Cusip No. 67424L100	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS InterWest Management Partners X, LLC (the General Partner of InterWest Partners X, LP) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 3,552,239
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,552,239
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Based upon 23,280,439 shares of the Issuer’s Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018.

Cusip No. 67424L100	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Keval Desai (a Venture Member of InterWest Management Partners X, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,552,239
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,552,239

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Keval Desai that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 67424L100	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS Gilbert H. Kliman (a Managing Director of InterWest Management Partners X, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,552,239
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,552,239

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Gilbert H. Kliman that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 67424L100	13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Khaled A. Nasr (a Venture Member of InterWest Management Partners X, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,552,239
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,552,239

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Khaled A. Nasr that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

Cusip No. 67424L100	13G	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS Arnold L. Oronsky (a Managing Director of InterWest Management Partners X, LLC) I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,552,239
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,552,239

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,552,239
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.3%
12	TYPE OF REPORTING PERSON IN

Neither the filing of this statement on Schedule 13G nor any of its contents shall be deemed to constitute an admission by Arnold L. Oronsky that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of his pecuniary interest.

ITEM 1.

(a)	NAME OF ISSUER: Obalon Therapeutics, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

5421 Avenida Encinas, Suite F, Carlsbad, CA 92008

ITEM 2.

(a)	NAME OF PERSON(S) FILING:

InterWest Partners X, LP (“IWP X”)

InterWest Management Partners X, LLC (“IMP X”)

Keval Desai (“Desai”)

Gilbert H. Kliman (“Kliman”)

Khaled A. Nasr (“Nasr”)

Arnold L. Oronsky (“Oronsky”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2710 Sand Hill Road, Suite 200, Menlo Park, CA 94025

(c)	CITIZENSHIP/PLACE OF ORGANIZATION:

IWP X:	California
IMP X:	California
Desai:	United States
Kliman:	United States
Nasr:	United States
Oronsky:	United States

(d)	TITLE OF CLASS OF SECURITIES: Common Stock

(e)	CUSIP NUMBER: 67424L100

ITEM 3. NOT APPLICABLE.

Page 8 of 10 Pages

ITEM 4. OWNERSHIP.

	IWP X		IMP X (1)		Desai (2)
Beneficial Ownership	3,552,239		3,552,239		3,552,239
Percentage of Class	15.3	% (4)	15.3	% (4)	15.3	% (4)
Sole Voting Power	3,552,239		3,552,239		0
Shared Voting Power	0		0		3,552,239
Sole Dispositive Power	3,552,239		3,552,239		0
Shared Dispositive Power	0		0		3,552,239

	Kliman (2)		Nasr (2)		Oronsky (2)		Fisher (3)
Beneficial Ownership	3,552,239		3,552,239		3,552,239		83,679
Percentage of Class	15.3	% (4)	15.3	% (4)	15.3	% (4)	0.3	% (4)
Sole Voting Power	0		0		0		83,679
Shared Voting Power	3,552,239		3,552,239		3,552,239		0
Sole Dispositive Power	0		0		0		83,679
Shared Dispositive Power	3,552,239		3,552,239		3,552,239		0

(1)	IMP X is the general partner of IWP X.
(2)

Kliman and Oronsky are Managing Directors of IMP X. Desai and Nasr are Venture Members of IMP X. The Managing Directors and Venture Members of IMP X share voting and investment control over shares held by IWP X. Beneficial ownership is expressly disclaimed, except to the extent of their pecuniary interest.

(3)

Douglas Fisher, a Member of IMP X, serves on the Issuer’s Board of Directors. Includes only stock options (right to buy) 83,679 shares of common stock issuable to Fisher, and exercisable within 60 days of the filing date.

(4)

Based upon 23,280,439 shares of the Issuer’s Common Stock outstanding as of October 26, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 2, 2018.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited liability company operating agreement of IMP X, the members of such limited liability company have the right to receive dividends from, or the proceeds from the sale of, the common stock of Issuer beneficially owned by such limited liability company.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

No reporting person is a member of a group as defined in section 240.13d-1(b)(1)(iii)(H) of the Act.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

EXHIBITS

Joint Filing Statement attached as Exhibit A.

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

INTERWEST PARTNERS X, LP
By:	InterWest Management Partners X, LLC, its General Partner

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

INTERWEST MANAGEMENT PARTNERS X, LLC

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Managing Director

By:	/s/ Keval Desai
Name:	Keval Desai

By:	/s/ Gilbert H. Kliman by Karen A. Wilson, Power of Attorney
Name:	Gilbert H. Kliman

By:	/s/ Khaled A. Nasr
Name:	Khaled A. Nasr

By:	/s/ Arnold L. Oronsky
Name:	Arnold L. Oronsky

Page 10 of 10 Pages